UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at December 2, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: December 7, 2009

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

    GREAT BASIN'S HOLLISTER PROJECT RECEIVES ENVIRONMENTAL EXCELLENCE AWARD FROM THE NORTHWEST MINING ASSOCIATION

December 2, 2009, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that its Hollister Project in Elko County, Nevada, USA has received the 2009 Environmental Excellence Award from the Northwest Mining Association ("NWMA"). This award was presented at a ceremony on December 1st in Reno, NV in conjunction with the NWMA's 115th annual meeting. This award recognizes companies and projects that exemplify the NWMA's Statement of Environmental Principles.

The Hollister Project, which is operated by Great Basin's wholly-owned U.S. subsidiary, Rodeo Creek Gold, is an underground exploration decline and associated facilities in an area that is within a former open-pit mine.

Laura Skaer, NWMA's Executive Director, praised Great Basin for taking great care to plan and develop the Hollister Project to minimize impacts. "The Hollister Project demonstrates one of our key environmental principles - the importance of planning a project from inception through closure to identify, evaluate, manage and mitigate potential environmental impacts."

Ferdi Dippenaar, Great Basin's President and CEO, said that Great Basin embraces the philosophy that as a mining company, we have a responsibility to limit our footprint and also to make meaningful investments in the communities where we operate starting with the planning and development stages of our projects. It is a privilege to be recognized by NWMA for our efforts."

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address financing events or technical developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include financial market conditions, metals prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.